EXHIBIT 99.1

Precision Drilling Corporation Announces 2021 Fourth Quarter and Year-End Unaudited Financial Results

CALGARY, Alberta, Feb. 10, 2022 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2021 fourth quarter and year-end financial results:

  Adjusted EBITDA (See “NON-GAAP MEASURES”) of $64 million. Excluding the impact of share-based compensation charges our Adjusted EBITDA was $70 million.
  Revenue of $295 million was an increase of 46% compared with the fourth quarter of 2020.
  Net loss of $27 million or $2.05 per share compared with a net loss of $38 million or $2.74 per share in the fourth quarter of 2020.
  Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $60 million and $63 million, respectively.
  Fourth quarter ending cash balance of $41 million and more than $530 million of available liquidity.
  Fourth quarter debt reduction of $55 million, resulting in $115 million of total debt reduction for the year, exceeding the midpoint of our 2021 debt reduction target of $100 million to $125 million.
  Fourth quarter capital expenditures were $28 million.
  Achieved our 2021 strategic priorities focused on Alpha™ revenue and market share growth, free cash flow generation and debt reduction, and leading ESG (environmental, social and governance) performance.

Precision’s President and CEO Kevin Neveu stated:

“Precision’s strong fourth quarter operating performance and sequentially improved financial results demonstrate the exceptional financial operating leverage we expect to deliver as the industry continues to recover. The strategic priorities we executed upon in 2020 and 2021 to optimize our costs, improve and de-risk our capital structure, and position Alpha™ digital technologies and EverGreen™ environmental solutions for our competitive advantage, ideally position the company for the robust industry outlook we see today. I would like to extend my gratitude to the highly skilled rig crews of Precision, who have managed the health and safety challenges on our rigs through the pandemic while ensuring our new technologies deliver the value our customers expect, and to our administrative and support teams, who have developed and maintained a lean and highly efficient back office to support Precision’s field operations and our customers.”

“In the U.S., we have 52 rigs active today, a 58% increase from this time last year and up 18% from the end of the third quarter. Customer inquiries and bid activity point to increasing activity in both the U.S. and Canada, reflecting higher commodity prices. In Canada, we have 66 rigs active today and expect demand to remain at high levels through the first part of March and are already observing better than expected bookings through spring break-up and into the second half of the year. Leading edge day rates and margins have stepped upwards as the supply of super spec rigs across North America is materially tightening and reactivation investments require improved economics for industry activity to grow. Internationally, we have 6 rigs active and are participating in several rig tenders which we expect will result in awards later this year.”

“Demand for our Alpha™ suite of digital technologies continues to gain the attention of our customers, and the fourth quarter represented Precision’s strongest utilization and revenue quarter since we commercialized the offering in late 2019. We ended the year with 47 Super Triple rigs equipped with Alpha™ and increased paid AlphaApps™ days by 50% from the third quarter. Today, we have 49 Super Triple rigs equipped with Alpha™ and expect to end the year with approximately 70 Alpha™ enabled rigs in our fleet, demonstrating our ability to rapidly scale the offering in just three years since commercialization.”

“Precision’s Completion and Production Services business had its best performance in nearly five years, generating $24 million of Adjusted EBITDA in 2021. Demand was supported by higher commodity prices, the Government of Canada’s $1.7 billion well abandonment program and our customers’ desire to secure work from high-quality and reliable service providers. Today, Precision Well Servicing is operating approximately 50 rigs and we expect activity to track higher year-over-year for most of 2022.”

“Our 2022 strategic priorities, outlined later in this release, reinforce our commitment to growing our technology and ESG leadership positions, fortifying the balance sheet and improving returns to shareholders. Under our recently announced capital allocation framework, we expect to surpass $1 billion of debt reduction, achieve leverage levels below 1.5 times and increase allocations directly to shareholders by the end of 2025. Since 2018, we have reduced debt by $665 million and allocated $42 million to share repurchases. We believe the operating leverage associated with Precision’s business will deliver cash flows capable of supporting higher activity and success achieving our capital allocation targets, ultimately driving sustained shareholder value,” concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Revenue	295,202	201,688	46.4	986,847	935,753	5.5
Adjusted EBITDA(1)	63,881	55,263	15.6	192,772	263,403	(26.8)
Operating loss(1)	(5,005)	(17,613)	(71.6)	(81,038)	(40,988)	97.7
Net loss	(27,336)	(37,518)	(27.1)	(177,386)	(120,138)	47.7
Cash provided by operations	59,713	4,737	1,160.6	139,225	226,118	(38.4)
Funds provided by operations(1)	62,681	35,282	77.7	152,243	170,727	(10.8)
Capital spending:
Expansion and upgrade	3,125	13,094	(76.1)	19,006	26,858	(29.2)
Maintenance and infrastructure	24,625	9,818	150.8	56,935	34,677	64.2
Intangibles	-	-	n.m.	-	57	(100.0)
Proceeds on sale	(2,696)	(4,678)	(42.4)	(13,086)	(21,094)	(38.0)
Net capital spending	25,054	18,234	37.4	62,855	40,498	55.2
Net loss per share:
Basic	(2.05)	(2.74)	(25.0)	(13.32)	(8.76)	52.1
Diluted	(2.05)	(2.74)	(25.0)	(13.32)	(8.76)	52.1

(1)     See “NON-GAAP MEASURES.”
n.m.   Not meaningful.

Operating Highlights

	For the three months ended December 31,			For the year ended December 31,
	2021	2020	% Change	2021	2020	% Change
Contract drilling rig fleet	227	227	-	227	227	-
Drilling rig utilization days:
U.S.	4,179	2,396	74.4	14,494	12,080	20.0
Canada	4,819	2,578	86.9	15,782	10,794	46.2
International	552	552	-	2,190	2,526	(13.3)
Revenue per utilization day:
U.S.(1) (US$)	21,976	25,577	(14.1)	21,213	26,184	(19.0)
Canada (Cdn$)	22,948	21,670	5.9	21,105	21,611	(2.3)
International (US$)	52,069	55,453	(6.1)	52,837	54,811	(3.6)
Operating cost per utilization day:
U.S. (US$)	16,056	14,419	11.4	15,048	14,666	2.6
Canada (Cdn$)	14,935	12,291	21.5	13,734	13,546	1.4

Service rig fleet	123	123	-	123	123	-
Service rig operating hours	33,063	27,286	21.2	126,840	81,952	54.8

(1)    Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	December 31, 2021	December 31, 2020
Working capital(1)	81,637	175,423
Cash	40,588	108,772
Long-term debt	1,106,794	1,236,210
Total long-term financial liabilities	1,185,858	1,304,162
Total assets	2,661,752	2,898,878
Long-term debt to long-term debt plus equity ratio	0.47	0.47

(1)    See “NON-GAAP MEASURES.”

Summary for the three months ended December 31, 2021:

  Revenue for the fourth quarter was $295 million, 46% higher than in 2020 and was the result of increased drilling and service rig activity, partially offset by lower average revenue rates in the U.S. and internationally. Drilling rig utilization days increased by 74% in the U.S. and 87% in Canada and well service activity increased 21% as compared with the fourth quarter of 2020.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $64 million, $9 million higher than 2020. Our higher Adjusted EBITDA in the current quarter was mainly due to higher drilling and service activity, lower share-based compensation charges, partially offset by lower Canada Emergency Wage Subsidy (“CEWS”) program assistance, U.S. wage increases and labour settlement, and the impact of a $3 million inventory write-down. Our Adjusted EBITDA as a percentage of revenue was 22% this quarter, compared with 27% in the comparative quarter.
  General and administrative expenses this quarter were $19 million, $2 million lower than in 2020 due to lower share-based compensation charges, partially offset by lower CEWS program assistance.
  Net finance charges for the quarter were $21 million, $4 million lower than in 2020, and was primarily due to reduced interest expense from lower debt levels and average cost of borrowings.
  In the U.S., revenue per utilization day in the fourth quarter of 2021 decreased to US$21,976 compared with US$25,577 in 2020. The decrease was primarily the result of lower revenue from idle but contracted rigs and lower fleet average day rates. During the fourth quarter of 2021, we recognized revenue from idle but contracted rigs and turnkey projects of nil and US$6 million, respectively, as compared with US$7 million and US$5 million in 2020. Excluding the impact of idle but contracted rig revenue, our fourth quarter 2021 average revenue per utilization day decreased 3% compared with 2020. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, increased by US$233.
  In the U.S., our fourth quarter operating costs on a per day basis increased to US$16,056, compared with US$14,419 in 2020 due to higher rig operating expenses, partially offset by the impact of fixed costs being spread over higher activity and lower turnkey costs. During the fourth quarter of 2021 we incurred a non-recurring wage dispute settlement charge of US$1.5 million that increased daily operating costs by US$378 per day. Additionally, in December of 2021, we implemented field wage increases and after quarter end, adjusted day rates for these increases. The higher wages increased our daily operating costs by US$242 per day and negatively impacted field margins for the quarter by the same amount. In the prior year quarter, we recognized US$3 million of certain operating cost recoveries, further reducing our comparative daily operating costs by approximately US$1,300 per day. Sequentially, excluding the impact of turnkey activity, our operating costs per day decreased by US$177.
  In Canada, average revenue per utilization day for contract drilling rigs for the quarter was $22,948 compared with $21,670 in 2020. The higher average revenue per utilization day in 2021 was primarily due to higher average day rates. Average operating costs per utilization day in Canada for the quarter increased to $14,935 compared with $12,291 in 2020. The increase was mainly due to industry-wide wage increases and lower CEWS program assistance, partially offset by fixed costs being spread over higher activity. Sequentially, our 2021 fourth quarter daily operating margin (revenue less operating costs) increased by $2,701 per day compared with the third quarter.
  During the quarter, we recognized CEWS program assistance of $0.3 million as compared with $10 million in 2020. CEWS program assistance was presented as offsets to operating and general and administrative costs of $0.2 million and $0.1 million, respectively, as compared with $8 million and $2 million in 2020.
  We realized fourth quarter revenue from international contract drilling of US$29 million in 2021, as compared with US$31 million in 2020. The lower revenue in 2021 was primarily due to lower day rates. The average revenue per utilization day for the quarter was US$52,069, 6% lower than in the fourth quarter of 2020.
  Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the fourth quarter of 2021 were $60 million and $63 million, respectively, compared with $5 million and $35 million in 2020.
  Capital expenditures were $28 million as compared with $23 million in 2020. Capital spending included $3 million for expansion and upgrade capital and $25 million for the maintenance of existing assets, infrastructure spending and intangibles.
  During the fourth quarter of 2021, we reduced long-term debt by $55 million.

Summary for the twelve months ended December 31, 2021:

  Revenue for the year ended December 31, 2021 was $987 million, an increase of 5% from the prior year.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) for the period was $193 million, $71 million lower than 2020. Our Adjusted EBITDA was negatively impacted by lower idle but contracted rig revenue, higher share-based compensation charges, lower average day rates and the impact of a $3 million inventory write-down, partially offset by improved North American activity.
  General and administrative costs were $96 million, an increase of $25 million from 2020. The increase was primarily the result of higher share-based compensation charges and lower CEWS program assistance, partially offset by lower salary and wage expenses as a result of our restructuring in 2020.
  Net finance charges were $91 million, a decrease of $16 million from 2020 primarily due to reduced interest expense from lower debt levels and average cost of borrowings, partially offset by higher amortized debt issue costs.
  Cash provided by operations was $139 million in 2021 as compared with $226 million in 2020. Funds provided by operations (see “NON-GAAP MEASURES”) in 2021 were $152 million, a decrease of $18 million from the prior year comparative period of $171 million.
  Capital expenditures were $76 million in 2021, an increase of $14 million for the same period in 2020. Capital spending in 2021 included $19 million for expansion and upgrade capital and $57 million for the maintenance of existing assets, infrastructure spending and intangibles.
  For the year ended December 31, 2021, we reduced long-term debt by $115 million and repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

STRATEGY

Precision’s strategic priorities for 2021 were as follows:

  Grow revenue and market share through our digital leadership position – Precision exited the year with 47 AC Super Triple Alpha™ rigs equipped with our AlphaAutomation™ platform and 16 commercialized AlphaApps™. Our fourth quarter paid AlphaApps™ days increased 50% compared with the third quarter of 2021, with the increase largely driven by operational performance, additional revenue generating days and further uptake of customers fully utilizing our suite of Alpha™ digital technologies. During the quarter, Precision added four new AlphaAutomation™ customers and quarter-over-quarter paid AlphaAutomation™ days and AlphaApps™ days increased by 6% and 50%, respectively, while AlphaAnalytics™ days decreased by 18%.
  Demonstrate operational leverage to generate free cash flow and reduce debt – In the fourth quarter of 2021, Precision generated $60 million of cash provided by operations and $3 million of cash proceeds from the divestiture of non-core assets. During the year, we reduced debt levels by $115 million, exceeding the midpoint of our 2021 debt reduction target of $100 million to $125 million. Precision ended the year with a cash balance of $41 million, US$118 million drawn on our US$500 million Senior Credit Facility and over $530 million of available liquidity.
  Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – During the year, we introduced our EverGreen™ suite of environmental solutions focused on emissions reduction products and services to complement our Super Series drilling rigs and our Alpha™ digital technologies. We successfully deployed our EverGreen™ Battery Energy Storage System, a natural gas and low emission power generating system used to reduce Greenhouse Gas (GHG) emissions and fuel costs, helping our customers achieve their GHG emission-reduction targets and improving their well construction economics. We continue to see strong customer appetite in both Canada and the U.S. for our Battery Energy Storage System and expect deployments of three systems in the first quarter of 2022 with several additional pending commitments by mid-year. In the fourth quarter, we deployed our Power & Emissions Monitoring System, a real-time combustion fuel monitoring packages, using AlphaAnalytics™ to establish a real-time well site GHG footprint and gain insight into the correlation between power demand, fuel consumption and resulting GHG emissions throughout the well construction process. Capturing and analyzing a pool of data across different rigs, well profiles, engine types and geographic areas, will meaningfully improve our understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

Precision’s strategic priorities for 2022 are focused on furthering our digital and ESG initiatives, maximizing our operating leverage and utilizing cash flow to strengthen our balance sheet and competitive position. Precision’s strategic priorities for 2022 are as follows:

  Grow revenue through scaling Alpha™ digital technologies and EverGreen™ environmental solutions across Precision’s Super Series rig fleet and further competitive differentiation through ESG initiatives.
  Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound.
  Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment and returning capital to shareholders.

OUTLOOK

The return of global energy demand and the need for global upstream oil and natural gas investment has resulted in sustained periods of strong commodity prices, providing a promising backdrop for the oilfield services industry. At current commodity prices, we anticipate higher demand for our services and improved fleet utilization as customers look to maintain and replenish production levels as drilled but uncompleted well inventories have been depleted and offset the impact of a multi-year period of upstream underinvestment.

Interest in our EverGreen™ environmental solutions continues to gain momentum as customers seek meaningful solutions to achieve their emission reduction targets and improve their well economics. We expect our growing suite of Alpha™ digital technologies paired with our EverGreen™ environmental solutions to be key competitive differentiators as our predictable and repeatable drilling results deliver exceptional value to our customers by reducing risks, time, well construction costs, and carbon footprint.

The Government of Canada’s $1.7 billion well site abandonment and rehabilitation program has supplemented industry activity levels and provided thousands of jobs throughout Western Canada. The program runs through to the end of 2022 with government funds provided in stages. Our well servicing business continues to capture opportunities because of our scale, operational performance, and strong safety record. During the fourth quarter of 2021, our abandonment activity remained strong, and we expect this momentum to continue through to the end of the program in 2022.

During 2020, the Government of Canada introduced the CEWS program to subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. The CEWS program ended in the fourth quarter of 2021. For the three months ended December 31, 2021, we recognized $0.3 million (2020 – $10 million) in CEWS program assistance, which was presented as offsets to operating and general and administrative expenses of $0.2 million (2020 - $8 million) and $0.1 million (2020 - $2 million), respectively.

Commodity Prices

During the fourth quarter of 2021, average West Texas Intermediate and Western Canadian Select oil prices were higher by 81% and 89%, respectively, from the comparative quarter. While average Henry Hub and AECO natural gas prices improved by 75% and 78%, respectively from 2020.

	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	77.10	42.63	67.91	39.40
Western Canadian Select (per barrel) (US$)	62.45	33.06	54.84	26.56
Natural gas
United States
Henry Hub (per MMBtu) (US$)	4.84	2.76	3.72	2.13
Canada
AECO (per MMBtu) (CDN$)	4.73	2.66	3.64	2.24

Contracts

The following chart outlines the average number of drilling rigs under contract by quarter as of February 9, 2022. For those quarters ending after December 31, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2021				Average for the quarter ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of February 9, 2022:
U.S.	21	24	22	24	27	24	17	13
Canada	6	6	7	7	6	6	6	6
International	6	6	6	6	6	4	4	4
Total	33	36	35	37	39	34	27	23

The following chart outlines the average number of drilling rigs that we had under contract for 2021 and the average number of rigs we have under contract as of February 9, 2022.

	Average for the year ended
	2021	2022
Average rigs under term contract as of February 9, 2022:
U.S.	23	20
Canada	7	6
International	6	5
Total	36	31

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average Precision active rig count:
U.S.	55	30	21	26	33	39	41	45
Canada	63	9	18	28	42	27	51	52
International	8	8	6	6	6	6	6	6
Total	126	47	45	60	81	72	98	103

According to industry sources, as of February 9, 2022, the U.S. active land drilling rig count has increased 59% from the same point last year while the Canadian active land drilling rig count increased by 27%. To date in 2022, approximately 81% of the U.S. industry’s active rigs and 62% of the Canadian industry’s active rigs were drilling for oil targets, compared with 76% for the U.S. and 54% for Canada at the same time last year.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2022 is expected to be $98 million and includes $56 million for sustaining, infrastructure, and intangibles and $42 million for expansion and upgrades. We expect that the $98 million will be split $91 million in the Contract Drilling Services segment, $6 million in the Completion and Production Services segment and $1 million to the Corporate segment. At December 31, 2021, Precision had capital commitments of $137 million with payments expected through 2024.

Our debt reduction plans will continue with the goal of repaying over $400 million in debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.5 times. At the end of 2025, we expect to have reduced debt by well over $1 billion since 2018. In addition to debt reduction targets through 2025, we plan to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling (divested in the third quarter of 2021), oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars)	2021	2020	% Change	2021	2020	% Change
Revenue:
Contract Drilling Services	264,911	179,142	47.9	877,943	861,202	1.9
Completion and Production Services	32,134	23,620	36.0	113,488	77,251	46.9
Inter-segment eliminations	(1,843)	(1,074)	71.6	(4,584)	(2,700)	69.8
	295,202	201,688	46.4	986,847	935,753	5.5
Adjusted EBITDA:(1)
Contract Drilling Services	68,414	63,485	7.8	231,532	300,425	(22.9)
Completion and Production Services	6,274	5,297	18.4	23,807	11,257	111.5
Corporate and Other	(10,807)	(13,519)	(20.1)	(62,567)	(48,279)	29.6
	63,881	55,263	15.6	192,772	263,403	(26.8)

(1)   See “NON-GAAP MEASURES.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020	% Change
Revenue	264,911	179,142	47.9	877,943	861,202	1.9
Expenses:
Operating	189,291	109,220	73.3	618,327	526,716	17.4
General and administrative	7,206	6,437	11.9	28,084	26,441	6.2
Restructuring	-	-	n.m.	-	7,620	(100.0)
Adjusted EBITDA(1)	68,414	63,485	7.8	231,532	300,425	(22.9)
Depreciation	64,988	67,928	(4.3)	256,072	288,389	(11.2)
Gain on asset disposals	(2,318)	(1,554)	49.2	(7,673)	(10,171)	(24.6)
Operating earnings (loss)(1)	5,744	(2,889)	(298.8)	(16,867)	22,207	(176.0)
Operating earnings (loss)(1) as a percentage of revenue	2.2%	(1.6)%		(1.9)%	2.6%

(1)     See “NON-GAAP MEASURES.”
n.m.   Not meaningful.

United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764
June 30	39	437	30	378
September 30	41	485	21	241
December 31	45	545	26	297
Year to date average	40	461	33	420

(1)    United States lower 48 operations only.
(2)    Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196
June 30	27	72	9	25
September 30	51	151	18	47
December 31	52	160	28	88
Year to date average	43	132	29	89

(1)    Canadian operations only.
(2)    Baker Hughes rig counts.

Revenue from Contract Drilling Services was $265 million this quarter, 48% higher than 2020, while Adjusted EBITDA (see “NON-GAAP MEASURES”) increased by 8% to $68 million. The increase in revenue and Adjusted EBITDA was primarily due to higher activity, partially offset by lower U.S. and international drilling day rates. Additionally, our Adjusted EBITDA for the quarter was negatively impacted by a $3 million write-down of obsolete inventory in our Canadian and international drilling divisions.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 4,179, 74% higher than 2020. Drilling rig utilization days in Canada were 4,819 during the fourth quarter of 2021, 87% higher than 2020. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 552, consistent with 2020.

Revenue per utilization day in the U.S. in the fourth quarter of 2021 decreased 14% from the comparable quarter. The decrease was primarily the result of lower revenue from idle but contracted rigs and lower fleet average day rates. During the fourth quarter of 2021, we recognized revenue from idle but contracted rigs and turnkey projects of nil and US$6 million, respectively, as compared with US$7 million and US$5 million in 2020. Excluding the impact of idle but contracted rig revenue, our fourth quarter 2021 average revenue per utilization day decreased 3% compared with 2020. Compared with the same quarter in 2020, drilling rig revenue per utilization day in Canada increased 6% due to higher average day rates. Our international average revenue per utilization day for the quarter was 6% lower than the fourth quarter of 2020, primarily due to the expiration of a drilling contract.

In the U.S., 51% of utilization days were generated from rigs under term contract as compared with 62% in the fourth quarter of 2020. In Canada, 13% of our utilization days in the quarter were generated from rigs under term contract, compared with 11% in 2020.

In the U.S., operating costs for the quarter on a per day basis were higher than the prior year period primarily due to higher rig operating expenses, partially offset by the impact of fixed costs being spread over higher activity and lower turnkey costs. During the fourth quarter of 2021 we incurred a non-recurring wage dispute settlement charge of US$1.5 million that increased daily operating costs by US$378 per day. Additionally, in December of 2021, we implemented field wage increases and after quarter end, adjusted day rates for these increases. The higher wages increased our daily operating costs by US$242 per day and negatively impacted field margins for the quarter by the same amount. In the prior year quarter, we recognized US$3 million of certain operating cost recoveries, further reducing our comparative daily operating costs by approximately US$1,300 per day. On a per utilization day basis, operating costs in Canada were higher than the 2020 quarter, mainly due to industry-wide wage increases and lower CEWS program assistance, partially offset by fixed costs being spread over higher activity. During the quarter, we did not recognize any CEWS program assistance as compared with $6 million in 2020.

Depreciation expense in the quarter was 4% lower than in 2020 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed.

In the fourth quarter of 2021, we sold used assets recognizing a gain on disposal of $2 million, consistent with 2020.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended December 31,			For the year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020	% Change
Revenue	32,134	23,620	36.0	113,488	77,251	46.9
Expenses:
Operating	24,698	17,348	42.4	84,401	59,404	42.1
General and administrative	1,162	975	19.2	5,280	3,995	32.2
Restructuring	-	-	n.m.	-	2,595	(100.0)
Adjusted EBITDA(1)	6,274	5,297	18.4	23,807	11,257	111.5
Depreciation	3,546	3,959	(10.4)	15,405	16,375	(5.9)
Loss (gain) on asset disposals	26	(210)	(112.4)	(525)	(1,447)	(63.7)
Operating earnings (loss)(1)	2,702	1,548	74.5	8,927	(3,671)	(343.2)
Operating earnings (loss)(1) as a percentage of revenue	8.4%	6.6%		7.9%	(4.8)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	33,063	27,286	21.2	126,840	81,952	54.8
Service rig operating hour utilization	29%	24%		28%	18%

(1)      See “NON-GAAP MEASURES.”
n.m.   Not meaningful.

Completion and Production Services revenue for the fourth quarter of 2021 increased to $32 million as compared with $24 million in 2020. The higher revenue was primarily due to increased average hourly service rates and activity. Our fourth quarter service rig operating hours increased by 21% from 2020. Approximately 78% of our fourth quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 11% of its revenue from U.S. operations compared with 21% in the comparative period.

Operating costs as a percentage of revenue increased to 77% as compared with 73% in the comparative quarter. The higher percentage in 2021 was primarily the result of lower CEWS program assistance. In the fourth quarter of 2021, we received CEWS program assistance of $0.2 million as compared with $2 million in 2020.

Our fourth quarter Adjusted EBITDA (see “NON-GAAP MEASURES”) increased by $1 million as compared with 2020 primarily from increased average hourly service rates and activity.

Depreciation expense in the quarter was 10% lower than in 2020 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $11 million as compared with $14 million in the fourth quarter of 2020. Our Adjusted EBITDA was positively impacted by lower share-based compensation costs, partially offset by lower CEWS program assistance. During the quarter, CEWS program assistance offset general and administrative costs by $0.1 million as compared with $1 million in 2020.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash settled share-based incentive plans	2,055	4,404	48,592	4,354
Equity settled share-based incentive plans:
Executive PSU	4,282	6,454	7,921	14,582
Stock option plan	33	197	232	911
Total share-based incentive compensation plan expense	6,370	11,055	56,745	19,847

Allocated:
Operating	1,551	2,057	12,988	3,811
General and Administrative	4,819	8,998	43,757	16,036
	6,370	11,055	56,745	19,847

Cash settled share-based compensation expense for the quarter was $2 million as compared with $4 million in 2020. The higher expense in 2020 was primarily due to the strengthening of our share price for the quarter. Our equity settled share-based compensation expense for the fourth quarter of 2021 decreased by $2 million as fewer Executive PSUs were outstanding as compared with 2020.

Finance Charges

Net finance charges were $21 million as compared with $24 million in the fourth quarter of 2020. Our lower net finance charges were primarily due to reduced interest expense from lower debt levels and average cost of borrowings. Interest charges on our U.S. denominated long-term debt in the fourth quarter of 2021 were US$15 million ($19 million) as compared with US$16 million ($21 million) in 2020.

Income Tax

Income tax expense for the quarter was $1 million as compared with $8 million in 2020. During the fourth quarter of 2021 and 2020, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$118 million drawn and US$33 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$19 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$3 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

(1)   US$53 million expires on November 21, 2023.

At December 31, 2021, we had $1,126 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020.

The current blended cash interest cost of our debt is approximately 6.4%.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amend the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 2.0:1, for the periods ending December 31, 2021 and March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter.

During the Covenant Relief Period, our distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

During 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. We also have the option to voluntarily terminate the Covenant Relief Period prior to September 30, 2022.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

The unsecured senior notes require that we comply with restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 unsecured senior notes and from July 1, 2021 for the 2029 unsecured senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries’ to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions; and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Real Estate Credit Facilities

Our Canadian Real Estate Credit Facility is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

Our U.S. Real Estate Credit Facility is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Covenants

At December 31, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

	Covenant	At December 31, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.97
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.83
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	> 2.00	2.83

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The strengthening of the Canadian dollar during 2021 resulted in lower translated U.S. denominated revenue and costs. On average, for the three and twelve months ended December 31, 2021, the Canadian dollar strengthened by 3% and 7%, respectively, from the comparable 2020 periods. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Canada-U.S. foreign exchange rates
Average	1.26	1.30	1.25	1.34
Closing	1.26	1.27	1.26	1.27

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net loss per share:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands)	2021	2020	2021	2020
Weighted average shares outstanding – basic	13,304	13,679	13,315	13,722
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – diluted	13,304	13,679	13,315	13,722

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2021
Quarters ended	March 31	June 30	September 30	December 31
Revenue	236,473	201,359	253,813	295,202
Adjusted EBITDA(1)	54,539	28,944	45,408	63,881
Net loss	(36,106)	(75,912)	(38,032)	(27,336)
Net loss per basic and diluted share	(2.70)	(5.71)	(2.86)	(2.05)
Funds provided by operations(1)	43,430	12,607	33,525	62,681
Cash provided by operations	15,422	42,219	21,871	59,713

(Stated in thousands of Canadian dollars, except per share amounts)	2020
Quarters ended	March 31	June 30	September 30	December 31
Revenue	379,484	189,759	164,822	201,688
Adjusted EBITDA(1)	101,904	58,465	47,771	55,263
Net loss	(5,277)	(48,867)	(28,476)	(37,518)
Net loss per basic and diluted share	(0.38)	(3.56)	(2.08)	(2.74)
Funds provided by operations(1)	81,317	26,639	27,489	35,282
Cash provided by operations	74,953	104,478	41,950	4,737

(1)   See “NON-GAAP MEASURES.”

NON-GAAP MEASURES

In this release, we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	For the three months ended December 31,		For the year ended December 31,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	295,202	201,688	986,847	935,753
Expenses:
Operating	212,146	125,494	698,144	583,420
General and administrative	19,175	20,931	95,931	70,869
Restructuring	—	—	—	18,061
Depreciation and amortization	71,178	74,696	282,326	316,322
Gain on asset disposals	(2,292)	(1,820)	(8,516)	(11,931)
Operating loss	(5,005)	(17,613)	(81,038)	(40,988)
Foreign exchange	289	1,618	393	4,542
Finance charges	20,648	24,192	91,431	107,468
Loss on investments and other assets	727	—	400	—
Loss (gain) on repurchase of unsecured notes	—	(13,872)	9,520	(43,814)
Loss before income taxes	(26,669)	(29,551)	(182,782)	(109,184)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2022;
  our capital expenditures, free cash flow allocation and debt reduction plan for 2022;
  anticipated activity levels in 2022;
  anticipated demand for our drilling rigs;
  the average number of term contracts in place for 2022;
  customer adoption of Alpha™ digital technologies and EverGreen™ environmental solutions;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of vaccinations for COVID-19 worldwide;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$40,588	$108,772
Accounts receivable	255,740	207,209
Inventory	23,429	26,282
Total current assets	319,757	342,263
Non-current assets:
Deferred tax assets	867	1,098
Right-of-use assets	51,440	55,168
Property, plant and equipment	2,258,391	2,472,683
Intangibles	23,915	27,666
Investments and other assets	7,382	—
Total non-current assets	2,341,995	2,556,615
Total assets	$2,661,752	$2,898,878

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$224,123	$150,957
Income taxes payable	839	3,702
Current portion of lease obligations	10,935	11,285
Current portion of long-term debt	2,223	896
Total current liabilities	238,120	166,840

Non-current liabilities:
Share-based compensation	26,728	11,507
Provisions and other	6,513	7,563
Lease obligations	45,823	48,882
Long-term debt	1,106,794	1,236,210
Deferred tax liabilities	12,219	21,236
Total non-current liabilities	1,198,077	1,325,398
Shareholders’ equity:
Shareholders’ capital	2,281,444	2,285,738
Contributed surplus	76,311	72,915
Deficit	(1,266,980)	(1,089,594)
Accumulated other comprehensive income	134,780	137,581
Total shareholders’ equity	1,225,555	1,406,640
Total liabilities and shareholders’ equity	$2,661,752	$2,898,878

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$295,202	$201,688	$986,847	$935,753
Expenses:
Operating	212,146	125,494	698,144	583,420
General and administrative	19,175	20,931	95,931	70,869
Restructuring	—	—	—	18,061
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	63,881	55,263	192,772	263,403
Depreciation and amortization	71,178	74,696	282,326	316,322
Gain on asset disposals	(2,292)	(1,820)	(8,516)	(11,931)
Foreign exchange	289	1,618	393	4,542
Finance charges	20,648	24,192	91,431	107,468
Loss on investments and other assets	727	—	400	—
Loss (gain) on repurchase of unsecured senior notes	—	(13,872)	9,520	(43,814)
Loss before income taxes	(26,669)	(29,551)	(182,782)	(109,184)
Income taxes:
Current	741	(831)	3,203	5,290
Deferred	(74)	8,798	(8,599)	5,664
	667	7,967	(5,396)	10,954
Net loss	$(27,336)	$(37,518)	$(177,386)	$(120,138)
Net loss per share:
Basic	$(2.05)	$(2.74)	$(13.32)	$(8.76)
Diluted	$(2.05)	$(2.74)	$(13.32)	$(8.76)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Net loss	$(27,336)	$(37,518)	$(177,386)	$(120,138)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(2,074)	(75,238)	(11,256)	(25,925)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	1,460	58,685	8,455	23,853
Tax expense related to net investment hedge of long- term debt	—	5,398	—	5,398
Comprehensive loss	$(27,950)	$(48,673)	$(180,187)	$(116,812)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Year Ended December 31,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash provided by (used in):
Operations:
Net loss	$(27,336)	$(37,518)	$(177,386)	$(120,138)
Adjustments for:
Long-term compensation plans	3,264	9,042	31,952	17,769
Depreciation and amortization	71,178	74,696	282,326	316,322
Gain on asset disposals	(2,292)	(1,820)	(8,516)	(11,931)
Foreign exchange	296	2,361	1,733	4,808
Finance charges	20,648	24,192	91,431	107,468
Income taxes	667	7,967	(5,396)	10,954
Other	(410)	(1,487)	(972)	(2,392)
Loss on investments and other assets	727	—	400	—
Loss (gain) on repurchase of unsecured senior notes	—	(13,872)	9,520	(43,814)
Income taxes paid	(799)	(383)	(5,999)	(6,468)
Income taxes recovered	1	157	48	1,385
Interest paid	(3,276)	(28,164)	(67,258)	(103,851)
Interest received	13	111	360	615
Funds provided by operations	62,681	35,282	152,243	170,727
Changes in non-cash working capital balances	(2,968)	(30,545)	(13,018)	55,391
	59,713	4,737	139,225	226,118
Investments:
Purchase of property, plant and equipment	(27,750)	(22,912)	(75,941)	(61,535)
Purchase of intangibles	—	—	—	(57)
Proceeds on sale of property, plant and equipment	2,696	4,678	13,086	21,094
Purchase of investments and other assets	(500)	—	(3,500)	—
Changes in non-cash working capital balances	6,529	6,754	9,742	(19)
	(19,025)	(11,480)	(56,613)	(40,517)
Financing:
Issuance of long-term debt	—	23,007	696,341	151,066
Repayments of long-term debt	(55,203)	(73,726)	(824,871)	(278,112)
Repurchase of share capital	—	(6,058)	(4,294)	(11,317)
Debt issuance costs	—	(354)	(9,450)	(354)
Debt amendment fees	—	—	(913)	(690)
Lease payments	(1,763)	(605)	(6,726)	(6,217)
	(56,966)	(57,736)	(149,913)	(145,624)
Effect of exchange rate changes on cash	(230)	(4,534)	(883)	(5,906)
Increase (decrease) in cash	(16,508)	(69,013)	(68,184)	34,071
Cash, beginning of period	57,096	177,785	108,772	74,701
Cash, end of period	$40,588	$108,772	$40,588	$108,772

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Note 12)	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss for the period	—	—	—	(177,386)	(177,386)
Other comprehensive loss	—	—	(2,801)	—	(2,801)
Share repurchases	(4,294)	—	—	—	(4,294)
Share-based compensation reclassification	—	(4,757)	—	—	(4,757)
Share-based compensation expense	—	8,153	—	—	8,153
Balance at December 31, 2021	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss for the period	—	—	—	(120,138)	(120,138)
Other comprehensive income	—	—	3,326	—	3,326
Share repurchases	(11,317)	—	—	—	(11,317)
Redemption of non-management director DSUs	677	(502)	—	—	175
Share-based compensation reclassification	—	(8,331)	—	—	(8,331)
Share-based compensation expense	—	15,493	—	—	15,493
Balance at December 31, 2020	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640

FOURTH QUARTER AND END OF YEAR RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 10, 2022.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312 (International) or a live webcast is accessible on our website at www.precisiondrilling.com.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until February 14, 2022 by dialing 855-859-2056 or 404-537-3406, passcode 8456974.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com